Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. Some factors that could affect the acquisition include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, and in subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text of an announcement from Marathon Ashland Petroleum LLC’s President, Gary R. Heminger, to Marathon Ashland Petroleum LLC employees on March 19, 2004. This announcement is being filed pursuant to Rule 425 under the Securities Act of 1933.

Fellow MAP employees:

Earlier this morning, Marathon Oil Corporation (MRO) and Ashland Inc. announced that they have entered into an agreement pursuant to which MRO would purchase Ashland’s 38 percent share of Marathon Ashland Petroleum LLC (MAP). As part of the transaction, MRO would acquire, and MAP would operate, Ashland’s Maleic Anhydride business in Neal, W.Va., which is located across the Big Sandy River from the Catlettsburg refinery. MRO also would acquire — and add to MAP’s retail portfolio — a portion of Ashland’s Valvoline Instant Oil Change business, consisting of 61 retail outlets located throughout Northern Ohio and Michigan. It is very important to emphasize that there are a number of conditions that must be satisfied before the transaction can be completed, including Ashland Inc. shareholder approval, regulatory clearance, consent of public debt holders and a favorable IRS ruling.

Due to the sheer size and complexity of this transaction, an extraordinary amount of work remains to be completed. While the transaction is more likely to close than not, there is meaningful risk that the transaction will not close. Between today and the time the transaction closes, it’s imperative that MAP employees practice business as usual, especially in our relationships with both parents. We will update you on significant developments in a timely manner throughout the year.

While we do not have answers to many of the questions that will be asked in the coming months, we do know there are no plans to move MAP’s headquarters from Findlay. MAP employees should notice no day-to-day changes in operations as a result of today’s announcement. After the transaction is complete, there may be some synergies and cost savings realized by combining certain duplicate administrative functions at MAP and MRO. While it is too early to be specific about what those potential changes may be, we expect the impact in Findlay and on our operations to be relatively small.

Since 1998, we’ve successfully combined the downstream operations of two companies with similar philosophies, complementary assets and like marketing strengths to create a top tier refining, marketing and transportation company. We’ve responded to internal and external challenges, achieved outstanding performance and increased MAP’s value by about 50 percent in just over six years. All of us should take pride in MAP’s extraordinary accomplishments and its reputation as a Best in Class company.

MAP is a great company, having developed a culture of innovation, collaboration, and a strong work ethic that has been consistently praised by our parent companies, our competitors and Wall Street analysts. As we prepare for this new chapter in our history, we need to embrace our culture and continue to build on MAP’s solid foundation.

As always, thank you for your hard work, patience and support.

Sincerely,

G. R. Heminger